

January 3, 2013

Via E-mail
Gregory E. Lykiardopoulos
Chief Executive Officer and President
Privileged World Travel Club, Inc.
1 Blackfield Drive
Tiburon, CA 94920

> **Re: Privileged World Travel Club, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 27, 2012**
> **File No. 333-183743**

Dear Mr. Lykiardopoulos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated December 21, 2012. We believe Triton Distribution Systems, Inc. and Mr. Lykiardopoulos are parents of Privileged; please remove your disclosure to the contrary. Further, it does not appear under Rule 415(a)(1)(i) of the Securities Act that the securities held by Triton or Mr. Lykiardopolous may be sold on a continuous or delayed basis. Please explain how the securities held by Triton and Mr. Lykiardopolous may be offered under Rule 415.

2. We note your response to comment 2 from our letter dated December 21, 2012. Based on the facts and circumstances, it appears that the Triton Creditor Selling Stockholders are acting as conduits for Privileged and the registration of their shares for resale is an indirect primary offering. We further note the short amount of time the Triton Creditor Selling Stockholders have held their shares before registration for resale; the *de minimis* amount of new consideration given for their shares; and that their former notes have been

in default since January 2008 to December 2009. Please revise to state the Triton Creditor Selling Stockholders are underwriters. Further, because the Triton Creditor Selling Stockholders are underwriters, their offering is on behalf of the company and the offering may not proceed at the market under 415(a)(4) because the qualifications of 415(a)(1)(x) are not met. Therefore, please revise to fix the price of this offering.

You may contact Christy Adams, Staff Accountant, at 202-551-3363, or Terry French, Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310, or Celeste M. Murphy, at 202-551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        C. Parkinson Lloyd, Esq.
        Durham Jones & Pinegar, P.C.